Simpson Thacher & Bartlett LLP

900 G STREET, NW WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

Direct Dial Number (202) 636-5916	E-mail Address matthew.micklavzina@stblaw.com

February 24, 2025

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Karen Rossotto, Senior Counsel

Re:	StepStone Private Infrastructure Fund

Registration Statement on Form N-2

File No. 811-23848 and 333-280403

Ladies and Gentlemen:

On behalf of StepStone Private Infrastructure Fund (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) responses to comments received from the Staff on a telephone call with representatives of Simpson Thacher & Bartlett LLP on February 6, 2025, relating to the second post-effective amendment to the registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement includes revisions in response to the Staff’s comments relating to the Registration Statement and revisions to otherwise update disclosure.

For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

Cover Page

1.

Staff Comment: On the cover page, consider whether additional risk disclosure is warranted given the removal of the accredited investor standard for Fund investors. Specifically, consider including disclosure addressing the specialized nature of the Fund, noting that the Fund is not a complete investment program and that the Fund operates as an interval fund.

Response: The requested changes have been made.

Investment Program – Page 17

2.

Staff Comment: Under “Investment Program – Real Estate Asset Class,” The Fund states that its real estate investments may include debt and/or mortgages supporting the investment properties. Please include corresponding risk disclosure to reflect the Fund’s investment strategy in potential debt and/or mortgage investments.

Response: The requested changes have been made.

*   *   *

Please call me (202)-636-5916 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Matthew C. Micklavzina, Esq.

cc:	David Manion, Securities and Exchange Commission

Ryan P. Brizek, Esq.

2